Exhibit 16.1

CHAPMAN, HEXT & CO., P.C. An Integrated Professional Services Firm Certified Public Accounts Management Consultants	5001 Spring Valley Road, Ste. 850W Dallas, TX 75244-3946 (972) 644-7112 Fax (972) 680-8685 www.chapmanhext.com

August 28, 2015

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street N.E.
Washington DC 20549

Core Resource Management, Inc.
3131 E. Camelback, Suite 211
Phoenix, AZ 85016

Dear Sir or Madam:

On behalf of Chapman, Hext & Co., P.C., we have read Item 4.01 of Form 8-K August 25, 2015 for Core Resource Management, Inc. (“CRM”), and are in agreement with the statements contained in the Paragraph 3, sentences 3 and 4, as well as Paragraph 4 therein as it pertains to our firm.

In relation to the Paragraph 1 of Item 4.01, however, the fees were only an estimate and did not take into consideration following:

1.	Unexpected delays in the beginning of the audit due to changes in CRM’s management and other personnel.
2.	Unexpected delays in obtaining sufficient, appropriate audit evidence from CRM’s management and personnel. New personnel were not part of CRM in 2014 and lacked knowledge regarding the audit process and the evidence required to conduct the audit.
3.	Significant unexpected delays in discussing and recording various transactions that were not recorded as of December 31, 2014, on the financial statements. Additional delays were due to CRM’s failure to timely discuss and record various transactions that were not discovered by Chapman Hext until the after the audit process began. These transactions came to light only as a result of our audit procedures.
4.	Significant deficiencies in CRM’s year-end closing procedures. This resulted in delays in completing closing entries, supporting schedules, and other support needed for the audit.
5.	Delays due to CRM’s management and personnel reconciliation records with the new stock transfer agent.
6.	Delays due to CRM’s management and personnel failure to timely obtain a correct reserve report from Petroleum Engineer.

In addition, our reports for the period ending December 31, 2012, and year ended December 31, 2013, each contained going concern explanatory paragraphs.  As of date of this letter, we have not issued the audit report for the year ended December 31, 2014.

We have no basis to agree or disagree with any other statements of the Registrant contained in item 4.01.

Very truly yours,
Chapman, Hext & Co.